17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing 100102
People’s Republic of China

August 31, 2023

VIA EDGAR

Ms. Mara Ransom

Ms. Jennie Beysolow

Ms. Jennifer Gowetski

Mr. Tyler Howes

Ms. Theresa Brillant

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc. (the “Company”)
Annual Report on Form 20-F
Filed April 26, 2023
File No. 001-39742

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F filed April 26, 2023

Item 3. Key Information, page 4

1.
We note that certain of your subsidiaries are located in Hong Kong. Revise to discuss the applicable laws and regulations in Hong Kong, including how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

The Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 5:

Other Risks related to Our PRC Operations

We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China through the VIEs and their subsidiaries, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of Chinese governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong, which operate under a different set of laws from mainland China. As of the date of this annual report, although certain of our subsidiaries are holding companies located in Hong Kong, we do not conduct any business operations in Hong Kong and therefore regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future or continue to list on a United States stock exchange. For a detailed description of risks related to doing business in mainland China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Page 29:

We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

…

We have been taking and will continue to take reasonable measures to comply with such laws, regulations, announcement and provisions; however, as the laws, regulations, announcement and provisions are relatively new, it remains uncertain how these announcements and provisions will be implemented. We cannot assure you we can adapt

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

our operations to it in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses. In addition, there are relevant laws and regulations in Hong Kong regarding data security, such as the Personal Data (Privacy) Ordinance and the Unsolicited Electronic Messages Ordinance which impose protocols and obligations regarding the handling of personal data including that, among other things, (i) personal data shall be collected for a lawful purpose, necessary and not excessive, (ii) personal data shall be collected by means that are lawful and fair in the circumstances of the case, and (iii) the person from whom personal data is collected is informed of the purpose of collecting the data. Although as of the date of this annual report we do not conduct any business operations in Hong Kong and we believe that the laws and regulations in Hong Kong regarding data security do not have a material impact on our business, if we access data in Hong Kong in the future, we may be required to incur additional cost to ensure our compliance with such laws and regulations, and any violation could result in a material adverse impact on our business, reputation and results of operations.

Our Holding Company Structure and Contractual Arrangements with the VIEs, page 4

2.
Please revise to expand your disclosure about the risks associated with your contractual arrangements with the VIEs. State that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

17 Education & Technology is not an operating company in mainland China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our business in mainland China through (i) our mainland China subsidiaries ~~and~~, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. Laws and regulations of mainland China restrict and impose conditions on foreign investment in value-added telecommunications services and certain other businesses. Accordingly, we operate these businesses in mainland China through the VIEs, and rely on contractual arrangements among our mainland China subsidiaries, the VIEs and their respective shareholders to control the business operations of the VIEs and their subsidiaries. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but are instead purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Revenues contributed by the VIEs and their subsidiaries accounted for 95.0%, 99.2% and 93.9% of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to 17 Education & Technology, our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and the subsidiaries of the VIEs. ~~Investors in the ADSs are not purchasing equity interest in the VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.~~

3.
Please revise to provide early in the document a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Provide a description of the series of contractual agreements which you state contain substantially similar terms that and through which you claim to be able to direct the activities of and derive economic benefits from the VIEs. Identify clearly the entity in which investors own or can purchase their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the VIEs

…

A series of contractual agreements, including proxy ~~agreement~~agreements and powers of attorney, equity interest pledge ~~agreement~~agreements, exclusive management services and business cooperation ~~agreement~~agreements, and exclusive call option ~~agreement~~agreements, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented~~are able to direct the activities of and derive economic benefits from the VIEs. We are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs in our consolidated financial statements~~. Neither we nor our investors ~~ha~~have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. The entity in which investors own or can purchase their interest is 17 Education & Technology Inc., our Cayman Island holding company, whereas the entities in which we conduct our operations include (i) our mainland China subsidiaries, (ii) the VIEs with which we have maintained contractual arrangements, and (iii) the subsidiaries of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

The following diagram illustrates our corporate structure, including our principal subsidiaries and other entities that are material to our business, as of the date of this annual report:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

Notes:

(1)
Shareholders of Shanghai Hexu and their respective shareholdings in Shanghai Hexu and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%), a relative of Mr. Andy Chang Liu.
(2)
Shareholders of Beijing Yiqi Information and their respective shareholdings in Beijing Yiqi Information and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).
(3)
Shareholders of Beijing Qili and their respective shareholdings in Beijing Qili and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).
(4)
Shareholders of Guangzhou Qili and their respective shareholdings in Guangzhou Qili and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).
(5)
Shareholders of Beijing Yiqi Development and their respective shareholdings in Beijing Yiqi Development and relationship with our company are (i) Mr. Andy Chang Liu (99.0%), our founder, chairman and chief executive officer; and (ii) Mr. Zhan Xie (1.0%).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

The following is a summary of the currently effective contractual arrangements among our WFOEs, the VIEs and their respective shareholders:

(i) a series of powers of attorney, pursuant to which, the shareholders of the VIEs irrevocably authorized our WFOEs, or any person designated by our WFOEs, to act as their attorney-in-fact to exercise all of their rights as the shareholders of the VIEs.

(ii) a series of equity interest pledge agreements, pursuant to which, the shareholders of the VIEs have pledged 100% equity interests in the VIEs to our WFOEs to guarantee performance by the VIEs and the shareholders of the VIEs, as applicable, of their obligations under the powers of attorney, the exclusive management services and business cooperation agreements and the exclusive call option agreements.

(iii) a series of exclusive management services and business cooperation agreements, pursuant to which, our WFOEs have the exclusive right to provide the VIEs with operational supports as well as consulting and technical services required by the VIEs’ business. Without our WFOEs’ prior written consent, the VIEs may not accept the same or similar operational supports as well as consulting and technical services provided by any third party during the term of the agreements. Further, pursuant to such exclusive management services and business cooperation agreements, other than the exclusive management services and business cooperation agreement among Shanghai WFOE, Shanghai Hexu and certain subsidiaries of Shanghai Hexu, the VIEs irrevocably granted the WFOEs an exclusive option to purchase all or part of their assets.

(iv) a series of exclusive call option agreements, pursuant to which, the shareholders of the VIEs irrevocably granted our WFOEs an exclusive option to purchase all or part of their equity interests in the VIEs; and pursuant to the exclusive call option agreement among Shanghai WFOE, Shanghai Hexu and Shanghai Hexu’s shareholders, Shanghai Hexu irrevocably granted Shanghai WFOE an exclusive option to purchase all or part of its assets.

(v) a series of spousal consent letters, whereby the spouses of the shareholders of the VIEs agreed that the equity interests in the VIEs held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with our WFOEs and they agreed not to assert any rights over the equity interest in the VIEs.

For more details of these contractual agreements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in ~~directing the business operations of~~ providing us with control over the VIEs. The shareholders of the VIEs may have potential conflicts of interest with us. We ~~and we~~ may incur substantial costs to enforce the terms of the arrangements. If the VIEs or the shareholders of the VIEs fail to perform their respective obligations under the contractual

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

arrangements, we could be limited in our ability to enforce the contractual arrangements. In addition, these agreements have not been tested in mainland China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders for our business operations, which may not be as effective as direct ownership.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their respective shareholders. It is uncertain whether any new laws or regulations of mainland China relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant ~~mainland China~~ Chinese regulatory authorities would have broad discretion to take action in dealing with such violations or failures. If the Chinese government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the Chinese government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. A significant amount of our assets, including the necessary licenses to conduct business in mainland China, are held by the VIEs and their subsidiaries. Substantially all of our revenues are generated by the VIEs and their subsidiaries. Our ADSs may decline in value or become worthless if we are unable to assert our contractual rights over the VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

~~Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with regulatory restrictions of mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

~~company, our mainland China subsidiaries and the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”~~

Permissions Required from mainland China Authorities for Our Operations, page 5

4.
We note your disclosure that "[y]our mainland China subsidiaries and the VIEs have obtained the requisite licenses and permits from mainland China government authorities that are material for the business operations." Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and state affirmatively whether you have received all requisite permissions or approvals. The disclosure here should not be qualified by materiality. State the basis for your conclusion that you are not required to obtain permissions from the CSRC, CAC, or any other governmental agency that is required to approve the VIE’s operations. Additionally, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 5:

Permissions Required from ~~mainland China~~ Chinese Authorities for Our Operations

Our operations in mainland China are governed by laws and regulations of mainland China. Based on the advice of our PRC legal counsel, Tian Yuan Law Firm, we believe that, ~~A~~as of the date of this annual report, except for issues with respect to the filings associated with our mobile apps, the filings to be made by internet live-streaming platforms, the Publishing License, the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs, the private school operating permit, and the Online Publishing Service Permit, our mainland China subsidiaries and the VIEs have obtained all the permissions and approvals ~~licenses and permits~~ from ~~mainland China~~the relevant Chinese government authorities that are necessary ~~that are material~~ for the business operations of our holding company and the VIEs in mainland

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

China, ~~including, among others~~ namely, ~~a~~the Value-added Telecommunications Business Operating License and ~~a~~the Publication Operation License. For issues with respect to the filings associated with our mobile apps, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations.” For issues with respect to the filings to be made by internet live-streaming platforms, the Publishing License, the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs, the private school operating permit, and the Online Publishing Service Permit, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. ~~For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.”~~

Furthermore, recent legal developments in mainland China have created compliance uncertainty regarding issuances of securities to foreign investors. ~~Mainland China~~ Chinese governmental authorities have recently promulgated laws, regulations and regulatory rules of mainland China, relating to cybersecurity review and overseas listing. In connection with our historical issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China, as of the date of this annual report, we, our mainland China subsidiaries and the VIEs, (i) ~~are~~ have not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) ~~are~~ have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not ~~received~~ been required to obtain or were denied any requisite permissions by any ~~mainland China~~ Chinese authority.

However, the PRC government has recently indicated an intent to exert more oversight and ~~control~~ regulation over offerings that are conducted overseas by, and foreign investment in, China-based issuers, such that we may be required to complete filing with or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

obtain permissions from the ~~CSRC, CAC or other~~ relevant ~~mainland China~~ Chinese authorities in connection with any future overseas capital raising activities. Any such action could significantly limit or completely hinder our ability to conduct future offerings of securities to investors and accept foreign investments. Based on the consultation with competent government authorities, under the currently effective laws and regulations in mainland China, as a company that has been listed on the Nasdaq Global Market before the promulgation of the Revised Cybersecurity Review Measures, we, our subsidiaries and the VIEs are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq Global Market. According to the press conference held by CSRC for the release of the Overseas Listing Trial Measures, as our ADSs have been listed on the Nasdaq Global Market prior to March 31, 2023, the effective date of the Overseas Listing Trial Measures, we will be deemed as an “existing issuer” and are not required to complete the filing procedures with the CSRC for our historical issuance of securities to foreign investors. However, we will be required to complete the filing procedures with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Overseas Listing Trial Measures. We cannot assure you that we would be able to comply with such regulatory guidance or any other new requirements relating to any of our potential future overseas capital raising activities. Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the CSRC, the CAC or other ~~mainland China~~ Chinese regulatory authorities. These regulatory authorities may impose fines and penalties on our mainland China subsidiaries or the VIEs or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

If we, our mainland China subsidiaries and the VIEs (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Uncertainties exist in relation to the interpretation and implementation of, and proposed changes to, the PRC regulatory requirements regarding in-school educational solutions and after-school educational products and services, which may materially and adversely affect our business, financial condition and results of operations,” “—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC or other ~~mainland China~~ Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” ~~and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.”~~

Page 25:

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our online education services in mainland China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

…

We print and provide physical education materials to certain users of our other educational products and services. If the government authorities deem our printing and provision of physical education materials to users as “publication of books” under Administrative Regulations on Publishing, we may be required to obtain a Publishing License or to entrust qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. As of the date of this annual report, each of Shanghai Hexu Information Technology Co., Ltd., or Shanghai Hexu, Beijing Yiqi Science Technology Co., Ltd., a wholly owned subsidiary of Shanghai Hexu, and Beijing Qili Technology Co., Ltd, or Beijing Qili, holds a Publication Operation License. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Publishing.” We may be required to apply for and obtain additional licenses, permits or recordation or expand

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

the scope of the licenses so obtained by us, given the significant uncertainties of the interpretation and implementation of certain regulatory requirements applicable to online education business. As of the date of this annual report, educational content providers like us are not explicitly required to obtain the License for Online Transmission of Audio-Visual Programs, the Permit for Production and Operation of Radio and TV Programs or to complete filings as an internet live-streaming platform primarily because there are no implementation rules or explicit interpretation from government authorities deeming internet education services as “internet audio-visual program services”, “radio and television program” and “internet live-streaming services” as defined in relevant rules and regulations promulgated by relevant government authorities. In addition, if relevant government authorities deem our online educational content to constitute “online education activities” under the Amended Implementation Rules for the Private Education Law, our relevant operating entities may be required to obtain a private school operating permit. However, there is no definition of “online education activities” under the Amended Implementation Rules for the Private Education Law. In addition, as of the date of this annual report, there are no implementation rules or explicit interpretation from government authorities deeming the provision of our educational content to students and teachers through our applications and online platforms as “online publishing services” which requires an Online Publishing Service Permit. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Online Publishing.”

The Holding Foreign Companies Accountable Act, page 6

5.
We note your indication that you "do not expect to be identified as a Commission-
Identified Issuer under the HFCAA after [you] file this annual report on Form 20-F." And yet in the same paragraph you acknowledge that you would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year in which the PCAOB determines that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, such as your accounting firm, to issue an audit report. In future filings, revise to remove your reference that you do not expect to be identified as a Commission-Identified Issuer, in light of the uncertainties you express here. Make similar changes in your risk factor disclosure. Also revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations affects your company.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 6:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which (i) reduced the number of consecutive non-inspection years required for triggering the trading prohibition under HFCAA from three years to two, and (ii) clarified that the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions because of positions taken by any foreign authority, not only an authority in the location in which the firms are headquartered or in which they have a branch or office.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. ~~For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.~~ Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

the threat of their being delisted, may materially and adversely affect the value of your investment.”

Page 60:

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which (i) reduced the number of consecutive non-inspection years required for triggering the trading prohibition under HFCAA from three years to two, and (ii) clarified that the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions because of positions taken by any foreign authority, not only an authority in the location in which the firms are headquartered or in which they have a branch or office.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. ~~For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.~~

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Cash Flows through Our Organization, page 7

6.
Please expand your disclosure about how cash is transferred through your organization. We note that you quantify amounts transferred between you, your PRC subsidiaries, and consolidated VIEs for the years ended December 31, 2020, 2021 and 2022. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please further revise your disclosure to address cash in the business and restrictions applicable to Hong Kong or your Hong Kong entities, as you have done with respect to cash in the PRC and your PRC entities. Additionally, please revise to provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully submits to the Staff that there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, Hong Kong entities as of the date hereof, and undertakes to closely monitor any update of such restriction or limitation in Hong Kong in the future and make appropriate disclosures accordingly.

In addition, the Company respectfully proposes to revise the referenced disclosure as follows in Item 3 of its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Cash Flows through Our Organization

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or the SAFE. The amounts restricted include the paid-in capital and the statutory reserve funds of our PRC subsidiaries and the VIEs in which we have no legal ownership, totaling RMB2,632.6 million, RMB4,117.3 million and RMB4,180.7 million (US$606.1 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the VIEs to entities outside of mainland China are subject to PRC government ~~controls~~ regulations on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in mainland China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. As of the date of this annual report, there is not equivalent or similar restriction or limitation in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in mainland China, see “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental ~~control~~ regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment~~.~~” and “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

specific operating entity. Each cash requirement, after it is raised by an operating entity, is required to go through a two-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. The controls and procedures on cash transfers in the policy adhere to relevant regulatory requirements. Under PRC law, 17 Education & Technology may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2020, 2021 and 2022, 17 Education & Technology made capital contributions in the amount of RMB1,024.6 million, RMB1,478.5 million and RMB63.3 million (US$9.2 million) to our subsidiaries, respectively. For the years ended December 31, 2020, 2021 and 2022, the VIEs received debt financing of nil, RMB18.4 million and RMB65.4 million (US$9.5 million) from the primary beneficiary of VIEs, respectively. The VIEs may transfer cash to the primary beneficiary of the VIEs by paying service fees according to the exclusive management services and business cooperation agreements. For the years ended December 31, 2020, 2021 and 2022, cash paid by the VIEs to the primary beneficiary of the VIEs for service fees were RMB337.8 million, RMB618.6 million and RMB114.0 million (US$16.5million), respectively. The relevant WFOEs will determine the service fees payable by the VIEs based on the factors stipulated in the VIE agreements. If there is any amount payable to the relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly, in compliance with PRC laws and regulations. For more details regarding our intragroup cash flow, see the condensed consolidating schedules and statements under “Financial Information Related to the VIEs.”

In addition, our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy.”

Financial Information Related to the VIEs

The following tables provide condensed consolidating schedules depicting the results of operations, financial position and cash flows for 17 Education & Technology, its subsidiaries, the consolidated VIEs, and any eliminating adjustments and consolidated totals (in thousands of RMB) as of and for the dates presented. You should read this

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

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Risks Related to Doing Business in China

…

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business”;
•
Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information—D. Risk Factors—Mainland China regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental regulation of currency conversion may delay or prevent us from making loans or additional capital contributions to our mainland China subsidiaries and the VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business”;

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We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

…

Our mainland China subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. Cash transfers from our

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

mainland China subsidiaries and the VIEs to entities outside of mainland China are subject to the regulations on currency conversion. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenues to pay dividends to us.

We cannot preclude the possibility that, in the future, ~~T~~the PRC government may continue to strengthen its capital regulations ~~controls~~, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. To the extent cash in our business is in mainland China or an entity in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the VIEs to transfer cash outside of mainland China. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong.

7.
Please elaborate upon the "internal approval process" to explain whether such process is part of any cash management policy that dictates how funds are transferred between "[y]our Cayman Islands holding company and a subsidiary, the VIEs or the subsidiaries of the VIEs" and state whether this process will also dictate how funds will be transferred to investors, and disclose the source of any such policies.

The Company respectfully refers the Staff to the Company’s response to the Staff’s Comment #6 above, which has reflected the Company’s proposed revised disclosure in “Cash Flows through Our Organization” in its future Form 20-F filings to address this Comment #7.

D. Risk Factors

Summary of Risk Factors

Risks Related to Our Corporate Structure, page 15

8.
In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. As a related matter, provide the cross-reference to the relevant individual detailed risk factor for each summary risk factor.

In response to the Staff’s comment, the Company respectfully undertakes to provide the cross-reference to the relevant individual detailed risk factor for each summary risk factor disclosed in “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China” under the “Summary of Risk Factors” section in its future Form 20-F filings.

In addition, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 16:

…

•
Uncertainties with respect to the ~~mainland China~~ legal systems in the jurisdictions where we operate could adversely affect us. Rules and regulations in the jurisdictions where we operate can change quickly with little advance notice. …
•
The PRC government’s significant oversight over our business operations could result in a material adverse change in our operations and the value of our ADSs. Due to the nature of our industry, the PRC government may intervene or influence our operations at any time, or may exert more regulation over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. …
•
The approval and/or other requirements of the CSRC or other ~~mainland China~~ Chinese governmental authorities may be required in connection with an offering under rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval or complete such other requirements. Any actions by the government to exert more oversight and regulation over offerings that are conducted overseas and/or foreign investment could significantly

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. …

We are subject to a variety of laws and other obligations regarding data protection…, page 29

9.
You express uncertainty in this risk factor as to whether you would be deemed to be a critical information infrastructure operator or whether your data processing activities would be deemed to affect or may affect national security under PRC law, as discussed in the Cybersecurity Review Measures promulgated by the CAC. This uncertainty seems to conflict with your statement on page 5 where you state without qualification that you are not required to go through a cybersecurity review by the CAC. Please revise or advise.

The Company respectfully refers the Staff to the Company’s response to the Staff’s Comment #4 above, which has reflected the Company’s proposed revised disclosure in “Permissions Required from Chinese Authorities for Our Operations” (on page 5 of the 2022 Form 20-F) in its future Form 20-F filings to partially address this Comment #9.

In addition, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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We are subject to a variety of laws and other obligations regarding data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

…

In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure, or the CII, means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods or the public interest. In

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

addition, critical information infrastructure operator, or CIIO, identification rules shall be formulated and clarified by the competent departments and supervision and management departments of important industries and sectors, or CII Protection Work Departments, in future legislation. These CII Protection Work Departments will then be responsible for identifying the CII in their respective industries and notifying the operators who are identified as CIIO on timely basis. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, or the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, a CIIO that procures internet products and services and or a network platform operator that conducts data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users and seek to list abroad shall apply with the Cybersecurity Review Office for a cybersecurity review. Our PRC counsel has consulted the relevant government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed in a foreign stock exchange before promulgation of the Revised Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the CAC for our past issuance of securities to foreign investors through public offering and maintaining our listing status on Nasdaq. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” and the criteria for the determination of “affect or may affect national security” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or whether our data processing activities would be deemed to affect or may affect national security under PRC law. If we are deemed to be a critical information infrastructure operator or our data processing activities are deemed to affect or may affect national security under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

Certain judgments obtained against us by our shareholders may not be enforceable., page 67

10.
You disclose that most of your current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. Revise to clarify whether any of your current directors and senior executive officers are located in the PRC or Hong Kong and revise to identify the individuals. If any individuals are located in Hong Kong, revise to discuss enforceability in such jurisdiction.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows its future Form 20-F filings (with deletions shown in strikethrough and additions in underline), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

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Certain judgments obtained against us or our directors and executive officers by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in mainland China. All of our current operations are conducted in mainland China. In addition, all of our directors and executive officers are located in mainland China as of the date of this annual report ~~most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States~~. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 165

11.
We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes the reliance on Schedule 13Gs and the amendments thereto, if any, filed by the Company’s major shareholders is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13Gs and the amendments thereto, other than (i) Fluency Holding Ltd., (ii) H Capital Entities (as defined in the 2022 Form 20-F), (iii) CL Lion Investment III Limited, (iv) Esta Investment Pte. Ltd. and (v) Walden Investments Entities (as defined in the 2022 Form 20-F) (collectively, the “Principal Shareholders”), no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023. Additionally, none of the Principal Shareholders was owned or

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. It has the power to direct the activities of the VIEs that most significantly affect the economic performance of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Each of the VIEs also has the same shareholding structure. With respect to each VIE, Mr. Andy Chang Liu, our founder, chairman and chief executive officer holds 99.0% of the shares, and Mr. Zhan Xie, a relative of Mr. Andy Chang Liu, holds 1.0% of the shares. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included (i) The Bank of New York Mellon, (ii) natural persons or entities wholly owned by trusts established for the benefits of natural persons, and (iii) institutional shareholders. The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto, if any, filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. Based on the examination of publicly available information of the institutional shareholders, such as their websites and the Schedule 13Gs and the amendments thereto, if any, filed by them, the Company believes that no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, the Company believes that no governmental entities in the Cayman Islands own shares of the Company. In addition, as disclosed in the 2022 Form 20-F and discussed in the previous paragraph, the shareholders of the VIEs are natural persons only. Therefore, no governmental entities in the Cayman Islands own shares of the VIEs.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

12.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that based on its internal employment records, none of the members of the boards of the Company’s consolidated foreign operating entities are officials of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its submission.

13.
We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for “17 Education & Technology or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and the British Virgin Islands that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
• With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include the Cayman Islands, the British Virgin Islands, Hong Kong and mainland China. The Company holds 100% equity interests in all of such material consolidated operating entities, except the VIEs. As disclosed in the 2022 Form 20-F and discussed in the response to Question 11 above, the shareholders of the VIEs are natural persons only. Therefore, no governmental entities in the Cayman Islands, the British Virgin Islands, Hong Kong or mainland China own shares of the Company’s material consolidated foreign operating entities.

• With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities.

General

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

14.
Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note references throughout the document that you may “be able to direct the business operations of the VIEs” or “direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu (the VIE) and its shareholders.” Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company respectfully refers the Staff to the Company’s response to the Staff’s Comment #2 above, which has reflected the Company’s proposed revised disclosure in “Our Holding Company Structure and Contractual Arrangements with the VIEs” (on page 4 of the 2022 Form 20-F) in its future Form 20-F filings to partially address this Comment #14.

In addition, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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If the PRC government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with regulations of mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to sever penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center)~~,~~ is subject to restrictions under current laws and regulations of mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%. We are a company registered in the Cayman Islands. Our wholly foreign owned entities, or our WFOEs, are our mainland China subsidiaries and foreign-invested enterprises under laws of mainland China. To comply with laws and regulations of mainland China, we conduct such business activities in mainland China primarily through the VIEs. Our WFOEs have entered into a series of contractual arrangements with the respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, our WFOEs have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. In 2020, 2021 and 2022, we derived 95.0%, 99.2 % and 93.9% of our total revenues from the VIEs and their subsidiaries, respectively. ~~we direct business operations of the VIEs and consolidate financial results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP.~~ The VIEs hold the licenses, approvals and key assets that are essential for our operations.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements. Investors in our Class A common shares or the ADSs thus are not purchasing equity interest in our consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with mainland China regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of us face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. ~~As a result of these contractual arrangements, we are able to direct the business operations of and are considered the primary beneficiary of the VIEs and hence consolidate their financial results and their subsidiaries into our consolidated financial statements under U.S. GAAP. In 2020, 2021 and 2022, we derived 95.0%, 99.2 % and 93.9% of our total revenues from the VIEs, respectively.~~

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A. History and Development of the Company

…

Our holding company, 17 Education & Technology Group Inc., was incorporated in October 2012. In December 2012, 17 Education & Technology Group Inc. established a wholly-owned subsidiary in Hong Kong, Sunny Education (HK) Limited. In April 2013, Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Shanghai Yiqi Zuoye Information Technology Co., Ltd., or Shanghai WFOE. In May 2013, we gained the ability to direct the business operations of Shanghai Hexu through Shanghai WFOE by entering into a series of contractual arrangements with Shanghai Hexu and its shareholders. As a result of the contractual arrangements, we have the power to direct the activities of Shanghai Hexu that most significantly affect its economic performances and are

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

entitled to receive the economic benefits of Shanghai Hexu that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Shanghai Hexu for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Shanghai Hexu’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Shanghai Hexu, the contractual arrangements by and among Shanghai WFOE, Shanghai Hexu and its shareholders was respectively amended and restated in May 2020 and September 2020.

To expand our business operations, we established Beijing Yiqi Education Information Consultation Co., Ltd., or Beijing Yiqi Information, in February 2019, and further entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in May 2020, through which our wholly owned subsidiary Beijing Yiqi Education & Technology Co., Ltd., or Beijing Yiqi Education, established in July 2019, gained the ability to direct the business operation of ~~effectively controls~~ Beijing Yiqi Information. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Information that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Information that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Information for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Information’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Subject to the change of shareholders of Beijing Yiqi Information, the contractual arrangements by and among Beijing Yiqi Education, Beijing Yiqi Information and its shareholders was amended and restated in September 2020. Sunny Education (HK) Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixuan Education & Technology Co., Ltd., or Guangzhou Qixuan, in December 2021. As part of our efforts to streamline our corporate structure, Beijing Yiqi Education entered into a termination agreement with Beijing Yiqi Information and its shareholders to terminate certain contractual arrangements between Beijing Yiqi Education and Beijing Yiqi Information, Beijing Yiqi Information’s shareholders and other relevant parties, and meanwhile our wholly-owned subsidiary Guangzhou Qixuan entered into a series of contractual arrangements with Beijing Yiqi Information and its shareholders in March 2022 through which Guangzhou Qixuan gained the ability to direct the business operations of Beijing Yiqi Information.

…

To further expand our business operations, we set up Beijing Qili Technology Co., Ltd., or Beijing Qili, in October 2021 and further entered into a series of contractual arrangements with Beijing Qili and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Qili in October 2021. As a result of the contractual arrangements, we have the power to

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

direct the activities of Beijing Qili that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Qili that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Qili for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Qili’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Further, we established a wholly-owned subsidiary in the British Virgin Islands, 17 Educational Products Limited, in September 2021. 17 Educational Products Limited established a wholly-owned subsidiary in Hong Kong, 17 Glory Limited, in October 2021. 17 Glory Limited established a wholly-owned subsidiary in mainland China, Guangzhou Qixiang Technology Co., Ltd., or Guangzhou Qixiang, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Qili and Beijing Qili’s shareholders, and our wholly-owned subsidiary Guangzhou Qixiang entered into a series of contractual arrangements with Beijing Qili and its shareholders in March 2022 through which Guangzhou Qixiang gained the ability to direct the business operations of Beijing Qili since Guangzhou Qixiang’s establishment in December 2021.

To further expand our business operations, we set up Beijing Yiqi Education Technology Development Co., Ltd., or Beijing Yiqi Development, in April 2021 as a subsidiary of Shanghai Hexu. Subject to the change of shareholders of Beijing Yiqi Development, we entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders through which our wholly owned subsidiary Shanghai WFOE gained the ability to direct the business operations of Beijing Yiqi Development in November 2021. As a result of the contractual arrangements, we have the power to direct the activities of Beijing Yiqi Development that most significantly affect its economic performances and are entitled to receive the economic benefits of Beijing Yiqi Development that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Beijing Yiqi Development for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Beijing Yiqi Development’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. Further, in September 2021, we established a wholly-owned subsidiary in the Cayman Islands, 17 Technology Limited. In October 2021, 17 Technology Limited established a wholly-owned subsidiary in the British Virgin Islands, 17 Inspire Limited. In October 2021, 17 Inspire Limited established a wholly-owned subsidiary in Hong Kong, 17 Legend Limited, which established a wholly-owned subsidiary in mainland China, Beijing Yiqi Hangfan Technology Co., Ltd., or Beijing Yiqi Hangfan, in December 2021. As part of our efforts to streamline our corporate structure, we terminated the aforesaid contractual arrangements by and among Shanghai WFOE, Beijing Yiqi Development and Beijing Yiqi Development’s shareholders, and our wholly-owned subsidiary Beijing Yiqi Hangfan entered into a series of contractual arrangements with Beijing Yiqi Development and its shareholders in March 2022 through which Beijing Yiqi

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 31, 2023

Hangfan gained the ability to direct the business operations of Beijing Yiqi Development since Beijing Yiqi Hangfan’s establishment in December 2021.

To further expand our business operations, we set up Guangzhou Qili in March 2022 and further entered into a series of contractual arrangements with Guangzhou Qili and its shareholders through which our wholly-owned subsidiary Guangzhou Qixiang gained the ability to direct the business operations of Guangzhou Qili in March 2022. As a result of the contractual arrangements, we have the power to direct the activities of Guangzhou Qili that most significantly affect its economic performances and are entitled to receive the economic benefits of Guangzhou Qili that could potentially be significant to it. Therefore, we have determined that we are the primary beneficiary of Guangzhou Qili for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated Guangzhou Qili’s results of operations, assets and liabilities in our consolidated financial statements for all the periods presented.

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Contractual Arrangements with the VIEs and Their Respective Shareholders

…

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) direct the activities of the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements with the VIEs, we have the power to direct the activities of the VIEs that most significantly affect the economic performances of the VIEs and are entitled to receive the economic benefits of the VIEs that could potentially be significant to the VIEs. Therefore, we have determined that we are the primary beneficiary of the VIEs for accounting purposes in accordance with ASC 810, Consolidations under U.S. GAAP, and have consolidated the VIEs’ results of operations, assets and liabilities in our consolidated financial statements for all the periods presented. ~~are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.~~

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com, or the Chief Financial Officer of the Company, Michael Chao Du, via e-mail at michael.du@17zuoye.com.

Very truly yours,

Michael Chao Du
Chief Financial Officer

cc:	Andy Chang Liu, Chairman and Chief Executive Officer, 17 Education & Technology Group Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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